# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PicS N.V., CIK 0001841644
CUSIP: N699581010
Title of class of securities: Class A common shares, each with a nominal value of Euro 0.01
Address of issuer's principal executive offices: Avenida Manuel Bandeira, 291, Block A, 2nd Floor, Sao Paulo, Brazil (D5), 05317-020
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001388687

## Reporting persons
- Raul Marcelo Claure: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 526,315; shared voting power 2,105,263; sole dispositive power 526,315; shared dispositive power 2,105,263; aggregate amount beneficially owned 2,631,578 (5.7% of the class)
  Comment: Consists of (i) 526,315 Class A common shares held of record by Claure Group (as defined in Item 2(a) below) and (ii) 2,105,263 Class A common shares held of record by Fund I (as defined in Item 2(a) below). Claure Group is owned by a trust affiliated with Mr. Claure. GP I (as defined in Item 2(a) below) is the general partner of Fund I and may be deemed to have voting, investment, and dispositive power with respect to these securities. UGP (as defined in Item 2(a) below) is the sole managing member of GP I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Raul Marcelo Claure and Mwashuma Nyatta are the managing members of UGP and may each be deemed to share voting, investment and dispositive power with respect to the securities held by Fund I.
  
  Based on 46,564,491 Class A common shares outstanding as of January 30, 2026, as reported by the Issuer (as defined in Item 1(a) below) in its prospectus filed with the United States Securities and Exchange Commission (the Commission) on January 29, 2026 (the Prospectus), assuming exercise in full of the underwriters' option to purchase 3,428,572 additional Class A common shares.
- Claure Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 526,315; sole dispositive power 0; shared dispositive power 526,315; aggregate amount beneficially owned 526,315 (1.1% of the class)
  Comment: These securities are held of record by Claure Group. Claure Group is owned by a trust affiliated with Raul Marcelo Claure.
  
  Based on 46,564,491 Class A common shares outstanding as of January 30, 2026, as reported by the Issuer the Prospectus, assuming exercise in full of the underwriters' option to purchase 3,428,572 additional Class A common shares.
- Bicycle I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,105,263; sole dispositive power 0; shared dispositive power 2,105,263; aggregate amount beneficially owned 2,105,263 (4.5% of the class)
  Comment: These securities are held of record by Fund I. GP I is the general partner of Fund I and may be deemed to have voting, investment, and dispositive power with respect to these securities. UGP is the sole managing member of GP I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Raul Marcelo Claure and Mwashuma Nyatta are the managing members of UGP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 46,564,491 Class A common shares outstanding as of January 30, 2026, as reported by the Issuer the Prospectus, assuming exercise in full of the underwriters' option to purchase 3,428,571 additional Class A common shares.
- Bicycle I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,105,263; sole dispositive power 0; shared dispositive power 2,105,263; aggregate amount beneficially owned 2,105,263 (4.5% of the class)
  Comment: These securities are held of record by Fund I. GP I is the general partner of Fund I and may be deemed to have voting, investment, and dispositive power with respect to these securities. UGP is the sole managing member of GP I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Raul Marcelo Claure and Mwashuma Nyatta are the managing members of UGP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 46,564,491 Class A common shares outstanding as of January 30, 2026, as reported by the Issuer the Prospectus, assuming exercise in full of the underwriters' option to purchase 3,428,571 additional Class A common shares.
- Bicycle Management Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,105,263; sole dispositive power 0; shared dispositive power 2,105,263; aggregate amount beneficially owned 2,105,263 (4.5% of the class)
  Comment: These securities are held of record by Fund I. GP I is the general partner of Fund I and may be deemed to have voting, investment, and dispositive power with respect to these securities. UGP is the sole managing member of GP I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Raul Marcelo Claure and Mwashuma Nyatta are the managing members of UGP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 46,564,491 Class A common shares outstanding as of January 30, 2026, as reported by the Issuer the Prospectus, assuming exercise in full of the underwriters' option to purchase 3,428,571 additional Class A common shares.
- Mwashuma Kamata Nyatta: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,105,263; sole dispositive power 0; shared dispositive power 2,105,263; aggregate amount beneficially owned 2,105,263 (4.5% of the class)
  Comment: These securities are held of record by Fund I. GP I is the general partner of Fund I and may be deemed to have voting, investment, and dispositive power with respect to these securities. UGP is the sole managing member of GP I and may be deemed to have voting, investment, and dispositive power with respect to these securities. R. Marcelo Claure and Mwashuma Nyatta are the managing members of UGP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 46,564,491 Class A common shares outstanding as of January 30, 2026, as reported by the Issuer the Prospectus, assuming exercise in full of the underwriters' option to purchase 3,428,571 additional Class A common shares.

## Item 1. Issuer
Name of issuer: PicS N.V.
Address of issuer's principal executive offices: Avenida Manuel Bandeira, 291, Block A, 2nd Floor, Sao Paulo - SP, Brazil 05317-020

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Bicycle I, L.P. (Fund I), Bicycle GP I, LLC (GP I), Bicycle Management Company, LLC (UGP) and Claure Group LLC (Claure Group, and together with Fund I, GP I and UGP, the Reporting Entities) and Raul Marcelo Claure and Mwashuma Nyatta (the Reporting Individuals). The Reporting Entities and the Reporting Individuals are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of the Raul Marcelo Claure and Claure Group is 200 S. Biscayne Boulevard, Suite 4420, Miami, Florida 33131. The address of the principal business office of Mwashuma Nyatta, Fund I, GP I and UGP is 3390 Mary St., Ste. 116, OFC 104, Coconut Grove, FL 33133.
Citizenship: GP I, UGP and Claure Group are each a limited liability company organized under the laws of the State of Delaware. Fund I is a limited partnership organized under the laws of the State of Delaware. The Reporting Individuals are each a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments. Amounts reported in this Schedule 13G exclude warrants held by the Reporting Person that are not exerciscable within 60 days of the filing of this Schedule 13G.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of Fund I and the limited liability company agreements of GP I and UGP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement dated February 6, 2026

## Signatures
- Raul Marcelo Claure: /s/ Raul Marcelo Claure, Raul Marcelo Claure (02/06/2026)
- Claure Group LLC: /s/ Raul Marcelo Claure, Raul Marcelo Claure, Manager (02/06/2026)
- Bicycle I, L.P.: /s/ Mwashuma Nyatta, Mwashuma Nyatta, Managing Member of Bicycle Management Company, LLC, the Managing Member of Bicycle GP I, LLC (02/06/2026)
- Bicycle I GP, LLC: /s/ Mwashuma Nyatta, Mwashuma Nyatta, Managing Member of Bicycle Management Company, LLC, its Managing Member (02/06/2026)
- Bicycle Management Company, LLC: /s/ Mwashuma Nyatta, Mwashuma Nyatta, Managing Member (02/06/2026)
- Mwashuma Kamata Nyatta: /s/ Mwashuma Nyatta, Mwashuma Nyatta (02/06/2026)